FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Holding(s) in Company dated 8 July 2004
Exhibit No. 2 - Holding(s) in Company dated 9 July 2004
Exhibit No. 3 - Holding(s) in Company dated 28 July 2004
Exhibit No. 1

Hanson PLC

July 8, 2004

Holding in Company

Hanson PLC has received notification today that, following a purchase of 541,410 shares on July 6, 2004, Maple-Brown Abbott Limited, an Australian wholesale fund manager, had a notifiable interest in 22,463,637 ordinary shares in Hanson PLC, representing 3.05% of the issued share capital.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Hanson PLC

Exhibit No. 2 July 9, 2004

Holding in Company

Hanson PLC has received notification that following sales totalling 1,250,000 ordinary shares on July 7, 2004, Morley Fund Management Limited (a subsidiary of Aviva PLC) and Aviva PLC, no longer have notifiable interests in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe

Company Secretary

HANSON PLC

Exhibit No. 3 July 28, 2004

Holding in Company

Hanson PLC has today received notification that, on July 27, 2004, Standard Life Investments purchased 359,725 ordinary shares in Hanson PLC on behalf of Standard Life Group. This purchase increased the total held as a material interest by Standard Life Group to 22,392,668 shares, representing 3.038% of the total issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    August 02 2004